Registration No. 333-206749-2

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939 OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)                        ☒

DEUTSCHE BANK TRUST COMPANY AMERICAS

(formerly BANKERS TRUST COMPANY)

(Exact name of trustee as specified in its charter)

NEW YORK	13-4941247
(Jurisdiction of Incorporation or	(I.R.S. Employer
organization if not a U.S. national bank)	Identification no.)

60 WALL STREET
NEW YORK, NEW YORK	10005
(Address of principal	(Zip Code)
executive offices)

Deutsche Bank Trust Company Americas

Attention: Catherine Wang

Legal Department

60 Wall Street, 36th Floor

New York, New York 10005

(212) 250 — 7544

(Name, address and telephone number of agent for service)

CNH Equipment Trust 2016-B

(Exact name of obligor as specified in its charter)

DELAWARE	81-6497376
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

C/O WILMINGTON TRUST COMPANY
1100 NORTH MARKET STREET
WILMINGTON, DELAWARE	19890
(Address of principal executive officer)	(Zip code)

ASSET - BACKED NOTES

(Title of the Indenture securities)

Item   1.   General Information.

Furnish the following information as to the trustee.

(a)                                 Name and address of each examining or supervising authority to which it is subject.

Name	Address

Federal Reserve Bank (2nd District)	New York, NY
Federal Deposit Insurance Corporation	Washington, D.C.
New York State Banking Department	Albany, NY

(b)                                 Whether it is authorized to exercise corporate trust powers.

Yes.

Item   2.   Affiliations with Obligor.

If the obligor is an affiliate of the Trustee, describe each such affiliation.

Not Applicable

Item 3. -15.                                 Not Applicable

Item  16.                                               List of Exhibits.

Exhibit 1 -                                                            Restated Organization Certificate of Bankers Trust Company dated August 31, 1998; Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated September 25, 1998; Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated December 18, 1998;Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated September 3, 1999; and Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated March 14, 2002, incorporated herein by reference to Exhibit 1 filed with Form T-1 Statement, Registration No. 333-201810.

Exhibit 2 -                                                            Certificate of Authority to commence business, incorporated herein by reference to Exhibit 2 filed with Form T-1 Statement, Registration No. 333-201810.

Exhibit 3 -                                                            Authorization of the Trustee to exercise corporate trust powers, incorporated herein by reference to Exhibit 3 filed with Form T-1 Statement, Registration No. 333-201810.

Exhibit 4 -                                                            Existing By-Laws of Deutsche Bank Trust Company Americas, dated July 24, 2014, incorporated herein by reference to Exhibit 4 filed with Form T-1 Statement, Registration No. 333-201810.

Exhibit 5 -                                                            Not applicable.

Exhibit 6 -                                                            Consent of Bankers Trust Company required by Section 321(b) of the Act, incorporated herein by reference to Exhibit 6 filed with Form T-1 Statement, Registration No. 333-201810.

Exhibit 7 -                                                            The latest report of condition of Deutsche Bank Trust Company Americas dated as of December 31, 2015. Copy Attached.

Exhibit 8 -                                                            Not Applicable.

Exhibit 9 -                                                            Not Applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Deutsche Bank Trust Company Americas, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on this 19th day of May, 2016.

DEUTSCHE BANK TRUST COMPANY AMERICAS

By:	/s/ Louis Bodi
	Name:	Louis Bodi
	Title:	Vice President

EXHIBIT 7

FFIEC 031 Page 16 of 84 RC-1 Consolidated Report of Condition for Insured Banks and Savings Associations for December 31, 2015 All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter. Schedule RC—Balance Sheet 0081 1.a. 1.b. 2.a. 2.b. 3.a. 3.b. 4.a. 4.b. 4.c. 4.d. 5. 6. 7. 8. 9. 4.c) B529 leases) 2145 10.a. 10.b. 11. 12. RC-F) 2160 13.a. 13.a.(1) 13.a.(2) Interest-bearing RCON 13.b. 13.b.(1) 13.b.(2) Interest-bearing RCFN 14.a. 14.b. 15. 16. 17. and 18. Not applicable 1. Includes cash items in process of collection and unposted debits. 2. Includes time certificates of deposit not held for trading. 3. Includes all securities resale agreements in domestic and foreign offices, regardless of maturity. 4. Includes noninterest-bearing demand, time, and savings deposits. 5. Report overnight Federal Home Loan Bank advances in Schedule RC, item 16, “Other borrowed money.” 6. Includes all securities repurchase agreements in domestic and foreign offices, regardless of maturity. 12/2015 Dollar Amounts in Thousands RCFD Tril | Bil | Mil | Thou Assets 1. Cash and balances due from depository institutions (from Schedule RC-A): a. Noninterest-bearing balances and currency and coin (1) b. Interest-bearing balances (2) 2. Securities: a. Held-to-maturity securities (from Schedule RC-B, column A) b. Available-for-sale securities (from Schedule RC-B, column D) 3. Federal funds sold and securities purchased under agreements to resell: 111,000 0071 10,980,000 1754 0 1773 0 a. Federal funds sold in domestic offices b. Securities purchased under agreements to resell (3) RCON B987 0 RCFD B989 21,696,000 4. Loans and lease financing receivables (from Schedule RC-C): a. Loans and leases held for sale RCFD 5369 0 b. Loans and leases, net of unearned income c. LESS: Allowance for loan and lease losses B528 18,721,000 3123 39,000 d. Loans and leases, net of unearned income and allowance (item 4.b minus 5. Trading assets (from Schedule RC-D) 6. Premises and fixed assets (including capitalized 7. Other real estate owned (from Schedule RC-M) 8. Investments in unconsolidated subsidiaries and associated companies 9. Direct and indirect investments in real estate ventures 10. Intangible assets: a. Goodwill b. Other intangible assets (from Schedule RC-M) 11. Other assets (from Schedule 12. Total assets (sum of items 1 through 11) Liabilities 13. Deposits: a. In domestic offices (sum of totals of columns A and C from Schedule RC-E, Part I) 18,682,000 3545 6,000 16,000 2150 0 2130 0 3656 0 3163 0 0426 29,000 604,000 2170 52,124,000 RCON 2200 40,526,000 (1) Noninterest-bearing (4) (2) RCON 6631 26,888,000 6636 13,638,000 b. In foreign offices, Edge and Agreement subsidiaries, and IBFs (from Schedule RC-E, Part II) RCFN 2200 0 (1) Noninterest-bearing (2) RCFN 6631 0 6636 0 14. Federal funds purchased and securities sold under agreements to repurchase: a. Federal funds purchased in domestic offices (5) b. Securities sold under agreements to repurchase (6) 15. Trading liabilities (from Schedule RC-D) RCON B993 1,336,000 RCFD B995 0 RCFD 3548 29,000 16. Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases) (from Schedule RC-M) RCFD 3190 5,000

FFIEC 031 Page 17 of 84 RC-2 Schedule RC—Continued 19. 20. 21. 23. 24. 25. 26.a. 26.b. 26.c. 27.a. 27.b. 28. 29. earnings 3632 26.c) 3210 subsidiaries 3000 Memoranda To be reported with the March Report of Condition. 1. Indicate in the box at the right the number of the statement below that best describes the most comprehensive level of auditing work performed for the bank by independent external auditors as of any date during 2014 M.1. 1 = Independent audit of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the bank 4 = Directors’ examination of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm (may be required by state-chartering authority) 2 = Independent audit of the bank’s parent holding company conducted 5 = Directors’ examination of the bank performed by other external in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the consolidated holding company (but not on the bank separately) 3 = Attestation on bank management’s assertion on the effectiveness of the bank’s internal control over financial reporting by a certified public accounting firm auditors (may be required by state-chartering authority) 6 = Review of the bank’s financial statements by external auditors 7 = Compilation of the bank’s financial statements by external auditors 8 = Other audit procedures (excluding tax preparation work) 9 = No external audit work To be reported with the March Report of Condition. 2. Bank's fiscal year-end date M.2. 1. Includes limited-life preferred stock and related surplus. 2. Includes, but is not limited to, net unrealized holding gains (losses) on available-for-sale securities, accumulated net gains (losses) on cash flow hedges, cumulative foreign currency translation adjustments, and accumulated defined benefit pension and other postretirement plan adjustments. 3. Includes treasury stock and unearned Employee Stock Ownership Plan shares. 03/2015 RCON MM/DD 8678 NA RCFD Number 6724 NA Dollar Amounts in Thousands RCFD Tril | Bil | Mil | Thou Liabilities—Continued 19. Subordinated notes and debentures (1) 20. Other liabilities (from Schedule RC-G) 21. Total liabilities (sum of items 13 through 20) 22. Not applicable Equity Capital Bank Equity Capital 23. Perpetual preferred stock and related surplus 24. Common stock 25. Surplus (exclude all surplus related to preferred stock) 26. a. Retained b. Accumulated other comprehensive income (2) c. Other equity capital components (3) 27. a. Total bank equity capital (sum of items 23 through b. Noncontrolling (minority) interests in consolidated 28. Total equity capital (sum of items 27.a and 27.b) 29. Total liabilities and equity capital (sum of items 21 and 28) 3200 0 2930 1,438,000 2948 43,334,000 3838 0 3230 2,127,000 3839 599,000 6,071,000 B530 (7,000) A130 0 8,790,000 0 G105 8,790,000 3300 52,124,000